UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                               PVC CONTAINER CORP.
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    693651101
                          -----------------------------
                                 (CUSIP number)

                              Matthew J. Day, Esq.
                               118 E. 25th Street
                            New York, New York 10010
                                 (212) 673-0484
     -----------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                February 27, 2006
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  NO.  693651101                13D          Page  2  of  6
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================================================================================
     1.       NAME  OF  REPORTING  PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lionheart Group, Inc.

--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
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     3.       SEC  USE  ONLY
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     4.       SOURCE  OF  FUNDS*
                    WC
--------------------------------------------------------------------------------
     5.       CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           [ ]
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     6.       CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
 NUMBER  OF        7.      SOLE  VOTING  POWER
   SHARES                       954,000
BENEFICIALLY
  OWNED  BY
    EACH
 REPORTING    ------------------------------------------------------------------
PERSON  WITH
                  8.      SHARED  VOTING  POWER
                                0
              ------------------------------------------------------------------
                  9.      SOLE  DISPOSITIVE  POWER
                                954,000
              ------------------------------------------------------------------
                 10.     SHARED  DISPOSITIVE  POWER
                                0
--------------------------------------------------------------------------------
    11.       AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
              PERSON
                    954,000
--------------------------------------------------------------------------------
    12.       CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
              CERTAIN  SHARES*
--------------------------------------------------------------------------------
    13.       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                    13.6%
--------------------------------------------------------------------------------
    14.       TYPE  OF  REPORTING  PERSON*
                    IA
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP  NO.  693651101                13D          Page  3  of  6
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                           STATEMENT ON SCHEDULE 13D

     The following constitutes Amendment No. 8 to the Schedule 13D filed by Lionheart Group, Inc. ("Lionheart"). The Schedule 13D, as amended, filed by Lionheart is collectively referred to as "Schedule 13D." Except as specifically amended by this Amendment No. 8, the Schedule 13D remains in full force and effect.

Item  2.     Identity  and  Background.

             Item  2  is  amended  to  read  as  follows:

     2  (a-c,  f).

I.   REPORTING  PERSON:

     This statement on Schedule 13D is being filed by Lionheart, a Delaware corporation (the "Reporting Person"). The principal business address and the principal office address of the Reporting Person is 118 E. 25th Street, Eighth Floor, New York, NY 10010. Lionheart is an investment adviser to several private investment funds which are the ultimate beneficial owners of the shares to which this statement relates. No such client of Lionheart owns 5% or more of the outstanding Common Stock.

II.  EXECUTIVE  OFFICERS  AND  DIRECTORS:

     Information concerning the executive officers and directors of the Reporting Person is included in Schedule A hereto and is incorporated by reference herein.

     (d)     Criminal  Proceedings

     During the last five years, neither the Reporting Person nor the individuals listed on Schedule A have been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     Civil  Securities  Law  Proceedings

     During the last five years, neither the Reporting Person nor any of the individuals listed on Schedule A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

          Item  3  is  amended  in  its  entirety  as  follows:

          The aggregate purchase price of the 954,000 shares of Common Stock beneficially held by Lionheart is $3,195,476. All of the shares of Common Stock beneficially held by Lionheart were purchased with the working capital of the investment funds for whose accounts such shares were purchased.

Item  5.  Interest  in  Securities  of  the  Issuer.

          Items 5(a), (b) and (c) are amended in their respective entireties as follows:

          Item 5(a). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,042,393 shares of Common Stock outstanding as of February 14, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 filed with the Securities and Exchange Commission on February 15, 2006.

          As of the close of business on March 1, 2006, Lionheart beneficially owns 954,000 shares of Common Stock, constituting approximately 13.55% of the shares of Common Stock outstanding.


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CUSIP  NO.  693651101                13D          Page  4  of  6
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          Item  5(b).  Lionheart has  sole  voting  and  dispositive  power with respect  to  954,000  shares  of  Common  Stock.

          Item 5(c). During the past 60 days there have been no transactions in the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item  6  is  amended  to  add  the  following:

          The Joint Filing Agreement dated as of February 10, 2000 between Lionheart and Charles Duncan Soukup was terminated on February 27, 2006.

           [The remainder of this page was intentionally left blank.]


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CUSIP  NO.  693651101                13D          Page  5  of  6
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            After  reasonable  inquiry  and  to the  best  of my  knowledge  and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 1, 2006

                                            LIONHEART  GROUP,  INC.


                                            By:  /s/  Timothy  Lovell
                                                 --------------------
                                            Name:  Timothy  Lovell
                                            Title:   President


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CUSIP  NO.  693651101                13D          Page  6  of  6
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                                   SCHEDULE  A

  Information  Concerning  Directors  and  Executive  Officers  of the Reporting
Person

The following table sets forth certain information concerning each of the Directors and executive officers of Lionheart Group, Inc. ("Lionheart") as of the date hereof.


Name:                   John  Radziwill
                        (Chairman,  Vice  President,  Secretary  and  Treasurer)
Citizenship:            British
Business  Address:      Chalet  Lynx,  Bissen,  Gstaad  3780,  Switzerland
Principal  Occupation:  Director,  Goldcrown  Group  Limited
                        Director,  International  Assets  Holding  Corporation
                        Director,  Baltimore  plc

Name:                   Timothy  Lovell
                        (President  and  Chief  Executive  Officer)
Citizenship:            British
Business  Address:      6  Sloane  Square,  London,  England  SW1W  8EE
Principal  Occupation:  Chief  Executive  Officer,  Baltimore  plc